Exhibit (a)(5)(viii)
SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

GEOFFREY SULLIVAN and SUSAN SULLIVAN, individually and on behalf of all others similarly situated,	Index No.

Plaintiffs,	CLASS ACTION COMPLAINT

vs.

FRANK A. BENNACK, DAVID J. BARRETT, BOB MARBUT, JOHN G. CONOMIKES, GILBERT C. MAURER, WILLIAM R. HEARST, DAVID PULVER, KEN J. ELKINS, GEORGE R. HEARST, CAROLINE L. WILLIAMS HEARST-ARGYLE TELEVISION INC., HEARST HOLDINGS, INC., HEARST BROADCASTING, INC., AND HEARST CORPORATION,

Defendants.

     Plaintiffs Geoffrey Sullivan and Susan Sullivan (the “Plaintiffs”), by their attorneys, alleges upon information and belief (said information and belief being based, in part, upon the investigation conducted by and through undersigned counsel, including a review of filings with the Securities and Exchange Commission (“SEC”), press releases, and other public information), except with respect to Plaintiffs’ ownership of Hearst-Argyle Television Inc. (“Hearst-Argyle” or the “Company”) common stock and their suitability to serve as a class representative, which is alleged upon personal knowledge, as follows:
NATURE OF THE ACTION
     1. Plaintiffs bring this action individually and as a class action on behalf of all persons, other than defendants, who own the common stock of Hearst-Argyle and who are similarly situated (the “Class”), for defendants’ breach of their fiduciary duties. Plaintiffs seek compensatory damages and injunctive relief arising from the Tender Offer described below. Alternatively, in the event that the Tender Offer is consummated, Plaintiffs seek to recover damages for the breach of fiduciary duties owed by the Individual Defendants (as defined below). The Tender Offer and the acts of the Individual Defendants, as more particularly alleged herein, constitute a breach of defendants’ fiduciary duties to Plaintiffs and the Class and a violation of applicable legal standards governing the defendants herein.
     2. On March 25, 2009, Hearst Corporation (“Hearst”), the Company’s majority and controlling stockholder, announced that it will commence a cash tender offer for all of the outstanding publicly held minority interest in Hearst-Argyle for $4.00 per share, or a total payment of approximately $375 million (the “Tender Offer”). Hearst stated that it expects to commence the Tender Offer in mid-April 2009.
     3. Hearst, through its wholly owned subsidiaries, currently owns approximately 67% of the outstanding shares of Series A Common Stock and 100% of the outstanding shares of Series B Common Stock, representing in the aggregate approximately 82% of both the outstanding equity and general voting power of Hearst-Argyle. Following the completion of the Tender Offer, Hearst intends to acquire the remaining shares not already owned by it through a “short form” cash merger at the same per share cash price paid in the tender offer. Following the transaction, Hearst-Argyle will become a wholly owned subsidiary of Hearst.
     4. Hearst seeks to acquire the remaining Hearst-Argyle publicly held shares on unfair terms and without regard to the best interests of the Company’s public shareholders or the intrinsic value of Hearst-Argyle’s stock. Indeed, the consideration to be paid to the class members is unconscionable, unfair and grossly inadequate consideration because, among other things, the intrinsic value of the stock of Hearst-Argyle is materially in excess of $4.00 per share, and the $4.00 per share price is not the result of arm’s length negotiations but was fixed arbitrarily by Hearst to “cap” the market price of Hearst-Argyle stock, as part of a plan for defendants to obtain complete ownership of Hearst-Argyle assets and business at the lowest possible price.
     5. In response to the Tender Offer announcement on March 25, 2009, Hearst-Argyle issued a press release on March 26, 2009, wherein it stated that Hearst’s offer would be considered by a special committee of purportedly independent members (the “Special Committee”) of the Board of Directors of Hearst-Argyle. In theory, the Special Committee will include two Series A directors of Hearst: defendant David Pulver (“Pulver”), a director of the Company and a predecessor company, Argyle Television, Inc. (“Argyle Television”), and defendant Caroline L. Williams, a director of the Company and of Argyle Television. In the press release, the Company further stated that if the Tender Offer is implemented, then within 10 business days following its commencement, Hearst-Argyle would advise stockholders of its position regarding the Tender Offer.
     6. Through Hearst’s stock ownership and substantial control of the Company, it is able to dominate Hearst-Argyle’s Board of Directors as well as any committee thereof. Under these circumstances, neither the Company’s Board nor any committee thereof can be expected to protect the interests of the Company’s public shareholders in a transaction that benefits Hearst at the expense of the Hearst-Argyle shareholders.
     7. The Tender Offer serves no legitimate business purpose of Hearst-Argyle but rather is an attempt by defendants to enable Hearst to benefit unfairly from the transaction at the expense of Hearst-Argyle’s public shareholders. The proposed plan will, for a grossly inadequate consideration, deny Plaintiffs and the other members of the class their right to share proportionately in the future success of Hearst-Argyle and its valuable assets, while permitting Hearst to reap huge benefits from the transaction.
     8. By reason of the foregoing acts, practices and course of conduct, Hearst has breached and will breach its duty as controlling stockholder of Hearst-Argyle by engaging in improper overreaching in attempting to carry out the Tender Offer. By reason of the foregoing, the Individual Defendants have violated their fiduciary duties to Hearst-Argyle and the remaining stockholders of Hearst-Argyle in the event that they fail to oppose the bid on the terms presently proposed.
     9. Plaintiffs and the class have suffered and will suffer irreparable injury unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme. Plaintiffs seek to enjoin defendants from approving the Tender Offer or, in the event the Tender Offer is consummated, recover damages resulting from Defendants’ violations of their fiduciary duties of loyalty, good faith, due care, and full and fair disclosure.
     JURISDICTION AND VENUE
     10. This Court has jurisdiction over each defendant named herein. Hearst-Argyle maintains its principal executive offices in New York County, and all other defendants are officers and/or directors of Hearst-Argyle with sufficient minimum contacts with New York so as to render the exercise of jurisdiction by the courts of this State permissible under traditional notions of fair play and substantial justice.
     11. Venue is proper is the Court because one or more of the defendants either resides in or maintains its principal executive offices in New York County, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein occurred in New York County, and defendants have received substantial compensation in New York County for doing business here and engaging in numerous activities that had an effect in this County.
THE PARTIES
     12. Plaintiffs have been the owners of the common stock of Hearst-Argyle since prior to the transaction herein complained of and continuously to date.
     13. Defendant Hearst-Argyle is a corporation duly organized and existing under the laws of the State of Delaware with its principal offices located at 300 West 57th Street, New York, New York 10019-3789. Defendant Hearst-Argyle, together with its subsidiaries, engages in the ownership and operation of network-affiliated television stations in the United States. The Company’s programming includes three components consisting of programs produced by networks with which it is affiliated, such as ABC’s Desperate Housewives, NBC’s Law and Order and CBS’ CSI: Crime Scene Investigation, and special event programs, such as The Academy Awards and the Olympics; programs that it produces, such as local news, weather, sports and entertainment; and first-run syndicated programs that it acquires, such as The Oprah Winfrey Show and Entertainment Tonight. The Company’s stations also provide public service announcements and political coverage, as well as sponsor community service projects and other public service initiatives. As of December 31, 2008, the Company owned or managed 29 television stations, including 10 stations affiliated with NBC, 13 ABC affiliated stations, 2 CBS affiliated stations, 1 CW affiliated station, and 1 station affiliated with MyNetworkTV; and managed 1 CW station, and 1 independent station and 2 radio stations owned by Hearst. The Company was founded in 1994 and is headquartered in New York, New York. Hearst-Argyle is a subsidiary of Hearst Holdings, Inc. (“Hearst Holdings”). The Company is majority owned by defendant Hearst. As of December 31, 2008, the Company had 93,670,000 shares of common stock outstanding.
     14. Defendant Frank A. Bennack (“Bennack”) has served as a director of the Company since August 29, 1997. In December 2002, defendant Bennack was designated to serve as the presiding director of periodic executive sessions of the Board of Directors. Defendant Bennack served as President and Chief Executive Officer (the “CEO”) of Hearst from January 1979 through May 2002. Since June 1, 2002, defendant Bennack has served as Vice Chairman of Hearst’s Board of Directors and Chairman of Hearst’s Executive Committee. Defendant Bennack currently is serving as a consultant to Hearst. He is also a Trustee of the Trust established under the Will of William Randolph Hearst and a Director of both the William Randolph Hearst Foundation and The Hearst Foundation.
     15. Defendant David J. Barrett (“Barrett”) has served as a director of the Company since August 29, 1997. Defendant Barrett has also served as the Company’s President since June 1999 and its Co-Chief Executive Officer since January 2001. Prior to his appointment as President and Co-Chief Executive Officer, he served as the Executive Vice President and Chief Operating Officer (the “COO”) since August 29, 1997. Prior to this time, he served as a Vice President of Hearst and Deputy General Manager of Hearst’s broadcast group since January 1991. Defendant Barrett served as General Manager of the WBAL Division of Hearst in Baltimore, Maryland from November 1989 to January 1991. He joined Hearst in 1984 as General Manager of Hearst’s radio properties and continued in that position until 1989. Defendant Barrett is also a member of Hearst’s Board of Directors, a Trustee of the Trust established under the Will of William Randolph Hearst and a director of both the William Randolph Hearst Foundation and The Hearst Foundation.

     16. Defendant Bob Marbut (“Marbut”) has served as a director of the Company since August 1997. Defendant Marbut currently serves as Executive Chairman of Electronics Line 3000 Ltd., a company that develops and markets electronic security systems, and as Executive Chairman of SecTecGLOBAL, Inc., the U.S.-based wholly owned subsidiary of Electronics Line 3000. Also, he serves as Chairman and Co-Chief Executive Officer of Argyle Security, Inc. (“Argyle Security”), a NASDAQ company that seeks to acquire companies in the electronic security sector. Argyle Security initially known as Argyle Security Acquisition Corporation was formed as a special purpose acquisition company. It was co-founded by defendant Marbut and Ron Chaimovski, Vice-Chairman and Co-CEO. Previously, defendant Marbut served as the Co-Founder, Chairman and CEO of Argyle Television, Inc. (renamed in 1997 into “Hearst-Argyle Television, Inc.”) from August 1994 until August 29, 1997. Defendant Marbut is also a Director of the Tupperware Brands Corporation and Valero Energy Corporation.
     17. Defendant John G. Conomikes (“Conomikes”) has served as a director of the Company since August 1997. From June 1999 to November 2002, defendant Conomikes served as Senior Vice President of Hearst. Defendant Conomikes also served as the President and Co- Chief Executive Officer of the Company from August 1997 to June 1999. Prior to this time, he served as a Vice President of Hearst and the General Manager of Hearst’s broadcast group since March 1983. From January 1981 to March 1983, defendant Conomikes served as Hearst’s General Manager of Television and from February 1970 to January 1981, served as Vice President and General Manager of WTAE in Pittsburgh, Pennsylvania. Defendant Conomikes joined Hearst in 1959 at WTAE where he served in various positions before assuming the Vice President and General Manager positions at the station. Defendant Conomikes currently is serving as a consultant to Hearst. Defendant Conomikes is also a member of Hearst’s Board of

Directors, a Trustee of the Trust established under the Will of William Randolph Hearst and a Director of both the William Randolph Hearst Foundation and The Hearst Foundation.
     18. Defendant Gilbert C. Maurer (“Maurer”) has served as a director of the Company since August 1997. Defendant Maurer served as COO of Hearst from March 1990 until March 1998 and as Executive Vice President of Hearst from June 1985 until September 1998. Defendant Maurer currently is serving as a consultant to Hearst. Defendant Maurer is a member of Hearst’s Board of Directors, a Trustee of the Trust established under the Will of William Randolph Hearst and a director of both the William Randolph Hearst Foundation and The Hearst Foundation.
     19. Defendant William R. Hearst (“W. Hearst”) has served as a director of the Company since August 1997. Defendant W. Hearst is a partner in the Menlo Park, California venture capital firm of Kleiner, Perkins, Caufield and Byers, which he joined in January 1995. From October 1984 to December 1994, defendant W. Hearst served as Publisher of the San Francisco Examiner newspaper, then owned by Hearst. Defendant W. Hearst is a member of Hearst’s Board of Directors, a Trustee of the Trust established under the Will of William Randolph Hearst, President and Director of the William Randolph Hearst Foundation and Vice President and a Director of The Hearst Foundation.
     20. Defendant Pulver is the Presiding Director of the Company. He has served as a Director of Hearst-Argyle since December 1994. Since 1982, defendant Pulver has been President of Cornerstone Capital, a private investment company that is involved in a wide range of investments, including public securities, private equity, venture capital and real estate.
     21. Defendant Ken J. Elkins (“Elkins”) has served as a director of the Company since the consummation of the merger of Pulitzer Publishing Company (“Pulitzer”) with and into the

Company (the “Pulitzer Merger”) on March 18, 1999. From March 1999 to June 2005, defendant Elkins served as a director of Pulitzer Inc., the successor company to Pulitzer’s newspaper operations. Prior to the Pulitzer Merger, defendant Elkins served as Senior Vice President of Broadcasting Operations and Director of Pulitzer and President and CEO of Pulitzer Broadcasting Company. In addition, he served as Vice President — Broadcast Operations from April 1984 through March 1986 and prior to that time served as a general manager of certain of Pulitzer’s television stations.
     22. Defendant George R. Hearst (“G. Hearst”) has served as a director of the Company since August 1997. Defendant G. Hearst has served as the Chairman of the Board of Directors of Hearst since March 1996. From April 1977 to March 1996, defendant G. Hearst served as a Vice President of Hearst and headed its real estate activities. He is also a Trustee of the Trust established under the Will of William Randolph Hearst, a director of the William Randolph Hearst Foundation and the President and a director of The Hearst Foundation.
     23. Defendant Williams has served as a director of the Company since 1994. From May 2001 to June 2005, defendant Williams served as Chief Financial and Investment Officer of The Nathan Cummings Foundation. Defendant Williams currently serves as President of Grey Seal, an investment and consulting firm.
     24. The individual defendants in ¶¶ 14-23 constitute the Board of Hearst-Argyle (the “Individual Defendants”) and, by reason of their corporate directorships and executive positions, stand in a fiduciary position relative to the Company’s public shareholders. Their fiduciary duties, at all times relevant herein, required them to exercise their best judgment, and to act in a prudent manner, and in the best interest of the Company’s minority shareholders. Said defendants owe the public shareholders of Hearst-Argyle the highest duty of good faith, fair dealing, due care, loyalty, and full candid and adequate disclosure.
     25. Defendant Hearst is one of the nation’s largest diversified media companies. Its major interests include ownership of 15 daily and 49 weekly newspapers, including the Houston Chronicle, San Francisco Chronicle and Albany Times Union; as well as interests in an additional 43 daily and 72 non-daily newspapers owned by MediaNews Group, which include the Denver Post and Salt Lake Tribune; nearly 200 magazines around the world, including Good Housekeeping, Cosmopolitan and O, The Oprah Magazine; 29 television stations through Hearst-Argyle Television (NYSE:HTV) which reach a combined 18% of U.S. viewers; ownership in leading cable networks, including Lifetime, A&E, History and ESPN; as well as business publishing, including a minority joint venture interest in Fitch Ratings; Internet businesses, television production, newspaper features distribution and real estate. The address for each of those entities is 300 West 57th Street, New York, New York 10019. Hearst was formed in 1997 when Hearst combined its television broadcast group and operations with those of Argyle Television, Inc. (which was thereafter renamed “Hearst-Argyle Television, Inc.”) (the “Hearst Transaction”). Pursuant to the terms of the Hearst Transaction, Hearst agreed that, in any election of directors and for as long as it held any shares of Series B Common Stock, it would vote any shares of Series A Common Stock that it owned only in the same proportion as the shares of Series A Common Stock not held by Hearst are so voted. Defendant Hearst is the sole stockholder of Hearst Holdings, Inc. (“Hearst Holdings”), which is the sole stockholder of Hearst Broadcasting, Inc. (“Hearst Broadcasting”). Defendant Hearst, through its wholly-owned subsidiaries, currently owns approximately 67% of the outstanding shares of Series A Common Stock and 100% of the outstanding shares of Series B Common Stock of Hearst-Argyle, representing in the aggregate approximately 82% of both the outstanding equity and general voting power of Hearst-Argyle.
     26. Defendant Hearst Holdings is a Delaware corporation and wholly owned subsidiary of defendant Hearst.
     27. Defendant Hearst Broadcasting is a Delaware corporation and wholly owned subsidiary of defendant Hearst (defendants Hearst, Hearst Holdings and Hearst Broadcasting are collectively referred to herein as “Hearst”).
CLASS ACTION ALLEGATIONS
     28. Plaintiffs bring this action on his own behalf and as a class action, pursuant to New York Civil Practice Law and Rules (“CPLR”) §901, et seq., on behalf of all shareholders of defendant Hearst-Argyle (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who have been or will be adversely affected by the conduct of defendants alleged herein.
     29. This action is properly maintainable as a class action.
     30. The class of shareholders for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. As of February 17, 2009, the Company had more than 52 million shares of its Series A Common Stock outstanding.
     31. There are questions of law and fact which are common to members of the Class. The common questions include, inter alia, the following:
a.	whether the Hearst-Argyle directors have breached their fiduciary duties of to Plaintiffs and the Class in connection with the Tender Offer and related transaction;

b.	whether the Tender Offer and transactions contemplated thereby, are unfairly coercive and constitute an unfair and inequitable subversion of stockholders rights and abdication of the Hearst-Argyle Directors’ fiduciary duties in the sale of the Company;

c.	whether the Plaintiffs and other public stockholders have a fully informed voluntary choice whether to approve the sale or seek appraisal; and

d.	whether Plaintiffs and the other members of the Class will be damaged irreparably by Defendants’ failure to take action designed to obtain the best value for the public stockholders’ interest in Hearst-Argyle.
     32. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. The claims of Plaintiffs are typical of the claims of the other members of the Class and Plaintiffs have the same interests as the other members of the Class. Accordingly, Plaintiffs will fairly and adequately represent the Class.
     33. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.
     34. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.
SUBSTANTIVE ALLEGATIONS
Background
     35. Hearst-Argyle’s long-term market growth potential looks bright despite unprecedented economic downturn in 2008. On October 30, 2008, Hearst-Argyle issued a press release entitled “Hearst-Argyle Television Announces Results for Third Quarter Ended September 30, 2008”. Therein, the Company, in relevant part, stated:
For the quarter ended September 30, 2008, total revenue of $176.2 million was flat compared to the quarter ended September 30, 2007, which primarily reflects:

•	A $16.9 million, or 11.5%, decrease in net ad sales, excluding political, to $129.5 million, attributable to the impact of a weak economy on our largest advertising categories as follows:
o	significant softness in automotive advertising, our largest category, as well as decreases in the retail, telecommunications, movie, restaurant, paid programming, furniture and beverages categories, offset in part by

o	gains in the media, home improvement, attractions and financial categories
•	A $16.7 million increase in net political revenue to $23.7 million

•	A 6% decrease in net digital media revenue to $4.9 million; and

•	A 22% increase in retransmission consent revenue to $6.8 million.
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Liquidity and Capital Resources

“We finished third quarter with $11.8 million of cash on hand and $205.0 million available under our $500.0 million credit facility,” said Harry Hawks, Executive Vice President and Chief Financial Officer. “The combination of cash flow from operations and availability under the credit facility provides significant financial flexibility as we go forward. We remain focused on reducing debt while continuing to prudently invest in our digital future.”

During third quarter we:

•	generated $48.7 million of free cash flow, up $24.9 million from free cash flow generated in the third quarter of 2007. In addition, for the nine month period, free cashflow more than doubled to $99.5 million as compared to $44.6 million in the comparable period of 2007.

•	repaid $40.0 million of debt. Including the convertible preferred notes, which we redeemed in full during second quarter 2008, we have reduced total debt by $154.0 million since September 30, 2007.

•	invested $8.6 million in property, plant and equipment to support the transition to digital, high definition news production in our largest markets and to further the development of digital media.

•	paid $6.6 million of dividends to common stockholders. [Emphasis added]

     36. Defendant Barrett, President and CEO of the Company, commenting on Hearst-Argyle’s third quarter results for 2008 stated that even though “significant credit market disruption and pervasive economic weakness, so evident domestically and globally, have had an adverse impact on our local television business” Hearst-Argyle’s financial results “reflected modest growth in net income and earnings per share over prior year, largely as a result of very strong political ad spending in numerous communities where we own and operate leading local news stations”. Defendant Barrett further commented on the results, stating, in pertinent part, as follows:
The ongoing strength and resiliency of our business model remains evident in the still impressive EBITDA margins we have delivered through an extraordinarily difficult period, and in the sizeable free cash flow we’ve generated during the quarter and for the year-to-date. We are operating with a strong sense of discipline about cost management, implementing appropriate reductions and reorganizations at our stations, and carefully reevaluating all investment spending decisions. And we are aggressively using our cash to reduce debt — with over $150 million in debt reduction accomplished on a trailing 12-month basis. Hearst-Argyle Television’s balance sheet remains quite strong, and differentiates us from most others in our space.
As a company, we are confronting the challenges and realities of our business — and the economy at large — without losing faith in what’s possible for our dominant local media assets in better economic times to come. [Emphasis added]
     37. On February 25, 2009, Hearst-Argyle issued a press release entitled “Hearst-Argyle Television Announces Results for Fourth Quarter and Year Ended December 31, 2008”. Therein, the Company, in relevant part, stated:
NEW YORK, N.Y., February 25, 2009 — Hearst-Argyle Television, Inc. (NYSE: HTV), today announced fourth quarter and year ended December 31, 2008 loss per diluted share of $5.90 and $5.52, respectively, after giving effect to a non-cash impairment charge of $926 million pre-tax, $570 million after-tax, or about $6.09 per share. In addition, during the fourth quarter the Company recorded severance, certain other non-recurring charges and wrote down certain investments. These non-recurring items amounted to $14.3 million pre-tax, $10.2 million after-tax, or about $0.11 per share.

Results for the Year Ended December 31, 2008

For the year ended December 31, 2008, total revenue of $720.5 million was down 4.7% compared to the year ended December 31, 2007, which primarily reflects:

•	Record net political revenue of $93.0 million compared to $32.0 million in 2007;

•	Retransmission consent fees of $26.9 million, an increase of 24.4% over 2007;

•	A decrease in several major categories including automotive, retail, telecommunications, movies, restaurant, health services and furniture.
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Management Discussion of Results

Commenting on the announcement, David Barrett, President and Chief Executive Officer, stated, “Our operating results for 2008 are a reflection of the very challenging economic environment that grips our domestic and global economies. Notwithstanding the strong local competitive position enjoyed by most of our stations, the severe downturn in ad spending — at both the local and national level, from a broad cross section of ad categories — resulted in a 4.7% decline in net revenues for the full year of 2008.

“Political revenues of $93 million were a record high for our company, and certainly a highlight for us, as was our continued growth in retransmission consent fees. Unfortunately, depressed local economies in our largest markets and states such as California and Florida, and further significant declines in auto spending and other recession-sensitive categories, outweighed our political and retransmission gains. Digital revenues, which got off to a strong start earlier in the year, were also affected by recessionary conditions, and were flat to prior year due to fourth quarter weakness.

“Throughout the year, we’ve been focused on stringent cost management initiatives, and we’ve taken numerous steps to restructure and right-size our operations appropriate to a lowered revenue base. Included in our operating results is a $5.7 million severance charge that reflects steps taken in the fourth quarter to reduce employment by approximately 200 positions.

“Adjusted EBITDA of $207.1 million declined 11% from 2007, but we nevertheless generated meaningful Free Cash Flow of $158.0 million during the year, using our cash resources to reduce our debt balance by $136.0 million.

“On a relative basis, our healthy Adjusted EBITDA, our demonstrated ability to generate positive cash flow, and our still strong balance sheet, are collective indicators of a company well positioned and well prepared to work its way through this difficult recessionary period, and emerge with strengthened shares of audience, revenue and profitability.

“As we consider our efforts and accomplishments in 2008, we are pleased that six stations achieved record revenues. The quality of our product — on-air, online, and on newer on-demand mobile platforms — is a priority for us, and we will continue to allocate resources to achieve leadership in a three-screen world.”
“Looking at 2009, it is evident that recessionary conditions will continue to challenge us, resulting in further declines in ad spending. We’ve taken aggressive steps to introduce new revenue and programming initiatives on multi-platforms, and our 2008 cost management actions, along with further steps we are undertaking in 2009, will help mitigate some, but not all, of the economic pressures we are facing. We are taking proactive steps to conserve cash for further debt reduction, including significant curtailment in capital spending and the suspension of our dividend.
“I remain confident that our stations will continue to be premier local media franchises in our markets as we adapt to new technologies and new business model realities. Our strength of local brands, and the rich viewer proposition that we offer to our viewers on-air, on-line and on-demand every day, are fundamentally important to our future success.” [Emphasis added]
The Tender Offer
     38. On March 25, 2009, Hearst announced that it would commence a cash Tender Offer for all of the outstanding publicly held equity interest in Hearst-Argyle that it did not already own for $4.00 per share in cash, or a total payment of approximately $375 million. Hearst, through its wholly-owned subsidiaries, currently owns approximately 67% of the outstanding shares of Series A Common Stock and 100% of the outstanding shares of Series B Common Stock, representing in the aggregate approximately 82% of both the outstanding equity and general voting power of Hearst-Argyle. Following the Tender Offer, Hearst-Argyle will become a wholly owned subsidiary of Hearst.
     39. Additionally, in a March 25, 2009 letter to Hearst-Argyle’s Board of Directors, defendant Bennack, chief executive of Hearst, made clear that said the decision to purchase Hearst-Argyle was a product of stress in the financial markets which concentrated Hearst’s focus on “the Company’s capital structure, its heavy debt load and its ability to meet its obligations on acceptable terms”. Put differently, Hearst saw an opportunity to purchase the remaining shares of Hearst-Argyle that Hearst did not own at a time when the market price of Hearst-Argyle’s stock was trading at its nadir. As stated in the letter:
Ladies and Gentlemen:
We are pleased to advise you that we intend to offer to acquire all of the outstanding shares of Series A Common Stock of Hearst-Argyle Television, Inc. that we do not currently own at a price per share of $4.00 in cash. This offer represents a premium of approximately 91% over the closing price of the shares on March 24, 2009, and a premium of approximately 125% over the average closing price of the shares for the 20 trading days immediately preceding March 24. We believe that our offer is fair to the public shareholders of Hearst-Argyle because, among other things, it provides immediate liquidity at an attractive premium to market.
As you know, we commenced a similar offer on September 14, 2007, which expired on October 12, 2007 and did not result in any shares being acquired by us because the conditions to our offer were not satisfied. Following the expiration of that offer, we decided that we would no longer seek to acquire all of the shares not already owned by us.
As you also know, on December 6, 2007, we announced our intention to engage in open-market and privately-negotiated purchases of up to 8 million shares of Series A Common Stock, which would increase our ownership to approximately 82% (on a fully-diluted basis) and allow us to consolidate Hearst-Argyle with our other operations for U.S. federal income tax purposes. As a result of these purchases and as disclosed in our Schedule 13D filing with the SEC on August 6, 2008, we now own approximately 82% of Hearst-Argyle (on a fully-diluted basis). All of our purchases during that period were conducted in the open market at prevailing market prices at the time of the transaction, and we have not purchased any additional shares since the date of that filing.
Recently, several factors have combined to cause us to reconsider our decision to forego the acquisition of the remaining publicly-held shares of Series A Common Stock. First, the substantial recent changes in the financial markets as well as in the media markets in which Hearst-Argyle operates have focused our attention on Hearst-Argyle’s capital structure, its relatively high level of indebtedness and its ability to refinance its debt on acceptable terms as it matures. We believe that if Hearst-Argyle were a wholly-owned subsidiary of Hearst it would more readily be able to navigate the troubled waters in which we find ourselves. Second, we have held discussions with the representative of a large unaffiliated shareholder of Hearst-Argyle, Private Capital Management, L.P. We believe that accounts advised by Private Capital hold over 7 million shares of

Series A Common Stock. In our discussions, we were told that Private Capital is supportive of a transaction of the type we are proposing today. While Private Capital doubtless will wish to take into account your views in deciding how to respond to our tender offer, we understand from our communications that Private Capital is in principle supportive of a transaction at the price we now propose.
We intend to structure our proposed transaction as a cash tender offer made directly to the holders of shares of Series A Common Stock. Under federal securities law, you will be required to consider the offer and communicate with the holders of Series A Common Stock concerning your views regarding the offer. We expect that you will form a special committee of independent directors, as you did in response to our September 2007 offer, to consider our offer and make a recommendation to your shareholders regarding our offer. Our directors and executive officers who sit on your board will support the creation of a special committee. As it did in connection with our September 2007 offer, we expect that your special committee will retain its own legal and financial advisors to help it consider its position with respect to our offer. We intend to commence the tender offer in mid April. This will give you sufficient time to form a special committee and for the committee to hire advisors and begin its analysis. We believe that by proceeding with a tender offer Hearst-Argyle’s public shareholders will be able to receive payment for their shares earlier than would be the case if we sought to negotiate a merger agreement.
While we believe our proposal merits the support of the special committee, our proposal is not conditioned upon the special committee recommending or approving our offer. [Emphasis added].
     40. Hearst expects to commence the Tender Offer in mid April 2009. The Tender Offer will be irrevocably conditioned upon the tender of a majority of the outstanding shares of Series A Common Stock not held by Hearst or its related persons. If that condition is satisfied and Hearst buys the tendered shares, upon the conversion of all of Hearst’s shares of Series B Common Stock into Series A Common Stock, Hearst will own more than 90% of the outstanding shares of Series A Common Stock and will implement a “short-form” merger procedure to acquire the remaining shares of Hearst-Argyle not owned by Hearst. Hearst intends to implement the short form merger promptly after the completion of the Tender Offer to acquire the remaining shares at the same cash price paid in the tender offer. Neither the Tender Offer nor the subsequent merger will be conditioned on Hearst obtaining any financing.

Hearst Dominates and Controls the Company’s Board
     41. The commencement and completion of the Tender Offer and, if the Tender Offer is completed, the consummation of the merger, do not require any approval by Hearst-Argyle’s Board of Directors and Hearst has not asked Hearst-Argyle’s Board of Directors to approve the Tender Offer or the merger. Under applicable law, the Company will be required to file with the SEC a statement as to its position on the offer as well as other required information within 10 business days of the date on which the offer is commenced.
     42. On March 26, 2009, Heart-Argyle issued press release entitled “Hearst-Argyle Television Responds to Announcement by Hearst Corporation”. Therein, the Company, in relevant part, stated:
New York, New York — March 26, 2009 — In response to the announcement on Wednesday, March 25 by Hearst Corporation that it plans to commence a cash tender offer for all outstanding Hearst-Argyle Television, Inc. (NYSE: HTV) shares not already owned by Hearst Corporation, Hearst-Argyle Television said today that Hearst Corporation’s offer will be considered by a special committee of independent members of the Board of Directors of Hearst-Argyle Television.
The committee will include two Series A directors of Hearst-Argyle Television, Inc.: David Pulver, who has been a director of Hearst-Argyle Television and a predecessor company, Argyle Television, Inc., since 1994, and who is President of Cornerstone Capital Inc., a private investment firm; and Caroline L. Williams, a director of Hearst-Argyle Television and of Argyle Television, Inc. since 1994, who is President of Grey Seal Capital, an investment and consulting firm.
If Hearst Corporation does commence a tender offer, then within 10 business days following its commencement, Hearst-Argyle Television will advise stockholders of its position regarding the offer. Accordingly, Hearst-Argyle Television stockholders may wish to defer making a determination with respect to Hearst Corporation’s offer until they have been advised of Hearst-Argyle Television’s position with respect to the offer.
Hearst Corporation’s proposal to commence a tender offer was not made pursuant to any agreement with Hearst-Argyle Television.

In light of yesterday’s announcement by Hearst, the Company’s Board of Directors has determined to postpone its annual meeting of stockholders, which was to be held on May 6, 2009.
Notice to stockholders: The tender offer referenced in this news release has not commenced. In response to the proposed tender offer, if commenced, Hearst-Argyle Television will file with the Securities and Exchange Commission a solicitation/recommendation statement. Stockholders of Hearst-Argyle Television are strongly advised to read Hearst-Argyle Television’s solicitation/recommendation statement, if and when it becomes available, regarding the tender offer.
     43. Through Hearst’s stock ownership and substantial control of the Company, it is able to dominate Hearst-Argyle’s Board of Directors as well any committee thereof. Under these circumstances, neither the Company’s Board nor any committee thereof can be expected to protect the interests of the Company’s public shareholders in a transaction that benefits Hearst at the expense of the Hearst-Argyle shareholders.
The Tender Offer Consideration is Inadequate
     44. The recent historical averages for Hearst-Argyle’s stock price demonstrate that consideration being offered by Hearst is grossly inadequate and that the intrinsic value of the Company’s stock is significantly greater than the $4.00 Tender Offer. While the offer price represents a premium of approximately 91% over the closing price of the shares on March 24, 2009, and a premium of approximately 125% above the average closing price of the shares for the 20 trading days immediately preceding March 24, the $4 price represents a significant discount to the trading price of the Company’s common stock, which reached a 52-week high of $24.50 on September 22, 2008, and traded at $4.56 as recently as February 6, 2009. Moreover, following the announcement of the Tender Offer, Hearst-Argyle’s shares traded more than doubled to $4.03 from $2.09, well above Hearst’s offer — a strong signal that the market values the Company higher than the tender offer and expected the offer to increase.

     45. As reported by The Wall Street Journal in a March 25, 2009 article entitled, “Hearst Offers to Buy Remainder of Hearst-Argyle Television”:
Hearst Corp. said it will offer to buy the one-third stake in Hearst-Argyle Television Inc. that it doesn’t already own in a deal that values the station owner at $375 million—less than a fifth of the price it offered almost two years ago.
The bid could end a tug-of-war that Hearst has had with its broadcast-TV subsidiary and its shareholders that began when it offered to buy them out at $23.50 a share in 2007. Back then, Hearst-Argyle urged shareholders to reject the bid, saying it was “inadequate and not in the best interests of Hearst-Argyle Television stockholders.”
The latest bid comes amid a prolonged advertising slump that has hit newspapers, television and Internet companies, a downturn that has intensified with the deepening recession.
A spokesman for Hearst-Argyle declined to comment.
Frank Bennack, chief executive of Hearst, in a letter to Hearst-Argyle’s board, said he decided to pursue the acquisition again after stress in financial markets concentrated Hearst’s focus on the company’s capital structure, its heavy debt load and its ability to meet its obligations on acceptable terms.
“We believe that if Hearst-Argyle were a wholly owned subsidiary of Hearst it would more readily be able to navigate the troubled waters in which we find ourselves,” he said.
Hearst said hedge fund Private Capital Management, which led shareholder opposition to its 2007 bid, is supportive of its new offer.
Private Capital Management, which owns 14.7% of Hearst-Argyle’s A shares, couldn’t be reached for comment. The firm’s co-founder, Bruce Sherman, will retire at the end of this month after his bad bets on the media industry led to pressures on his firm’s parent, Legg Mason Inc.
Hearst, one of the largest U.S. media conglomerates, is now offering $4 a share, a 91% premium to Hearst-Argyle’s closing price Tuesday of $2.09. The stock about doubled in price following the announcement, pushing past $4 a share, with apparently some investors hoping the initial tender bid isn’t the final offer.
“There’s a bid on the table, and we’re watching it,” said Mario Gabelli, chief executive with Gamco Investors Inc, which holds 184,752 shares in Hearst-Argyle. “This is how the free market works.”

Mr. Gabelli declined to say whether he was supportive of Hearst’s offer.
Hearst-Argyle’s shares had plummeted roughly 90% since September and hit an all-time low a month ago after Hearst-Argyle said it swung to a fourth-quarter loss and announced a dividend suspension. It was above $4 just six weeks ago. [Emphasis added].
DEFENDANTS HAVE BREACHED THEIR FIDUCIARY DUTIES
     46. By the acts, transactions, and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme and/or aiding and abetting one another in total disregard of their fiduciary duties, are attempting to deprive Plaintiffs and the Class of the true value of their investment in the Company.
     47. The Tender Offer is wrongful, unfair, and harmful to Hearst-Argyle’s public stockholders, the Class members, and represents an attempt by defendants to aggrandize the personal and financial positions and interests of board members at the expense of and to the detriment of the stockholders of the Company. The Tender Offer will deny Plaintiffs and other Class members their rights to share appropriately in the true value of the Company’s assets and future growth in profits and earnings, while usurping the same for the benefit of Hearst at an unfair and inadequate price.
     48. In light of the foregoing, the Individual Defendants have breached their fiduciary duties to maximize stockholder value and have not fully informed themselves about whether greater value can be achieved through the sale of the Company to a third-party in a manner designed to obtain the highest possible price for Hearst-Argyle’s public stockholders.
     49. The Director Defendants’ fiduciary obligations under these circumstances require them to: (a) undertake an appropriate evaluation of Hearst-Argyle’s worth as a merger candidate or in liquidation; (b) engage in a meaningful auction with third parties in an attempt to obtain the best value for Hearst-Argyle’s public shareholders; (c) act independently so that the interests of Hearst-Argyle’s public shareholders will be protected and enhanced; (d) undertake a valuation of the liquid value of Hearst-Argyle’s assets were they to be disposed of piecemeal in a liquidation auction; and (e) disclose fully and completely all material information during consideration of the Tender Offer.
     50. The terms of the Tender Offer as now proposed are unfair to the Class, and the unfairness is compounded by the disparity between the knowledge and information possessed by the Individual Defendants by virtue of their positions of control of Hearst-Argyle and that possessed by Hearst-Argyle’s public shareholders.
     51. The Individual Defendants’ failure to reject immediately the facially inadequate Tender Offer evinces their disregard for ensuring that shareholders receive adequate value for their stock. By failing to reject the Tender Offer outright defendants are artificially depressing the value of Hearst-Argyle stock, thereby depriving Plaintiffs and the Class of the right to receive the maximum value for their shares. In this regard, defendants have also breached their duty of candor by portraying the Tender Offer consideration as not only adequate but a providing a premium without reference to current economic or market conditions or the historical market price of Hearst-Argyle stock.
     52. Defendants owe fundamental fiduciary obligations to Hearst-Argyle’s stockholders to take all necessary and appropriate steps to maximize the value achieve the best value under the circumstances for their shares. The Individual Defendants have the responsibility to act independently so that the interests of the Company’s public stockholders will be protected and to consider properly all bona fide offers for the Company and to immediately reject offers that are clearly not in the interest of shareholders, but instead, have been designed to benefit the Company’s majority shareholder. Further, the directors of Hearst-Argyle must adequately ensure that no conflict of interest exists between the Individual Defendants’ own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to ensure that all such conflicts will be resolved in the best interests of the Company’s stockholders.
     53. Because the Individual Defendants dominate and control the business and corporate affairs of Hearst-Argyle and because they are in possession of private corporate information concerning Hearst-Argyle’s assets, businesses and future prospects, there exists an imbalance and disparity of knowledge of economic power between defendants and the public stockholders of Hearst-Argyle. This discrepancy makes it grossly and inherently unfair for the special committee to continue to consider the Tender Offer.
     54. As the controlling, majority shareholder in Hearst-Argyle, Hearst owes the duty of entire fairness to Hearst-Argyle’s public shareholders in conjunction with every transaction which would disproportionately impact Hearst-Argyle’s public shareholders. In addition, because the contemplated proposed acquisition is of self-interest, in that Hearst sands on both sides of the transaction, Hearst bears the burden of proving to Hearst-Argyle’s public shareholder and an appropriate court of law that its actions are entirely fair to minority shareholders.
     55. Any special committee of Hearst-Argyle directors would be a sham and because the Board of Hearst-Argyle (or any committee thereof) is simply incapable of protecting the Company’s public shareholders. The Board of Hearst-Argyle is so conflicted and beholden to Hearst that no combination of the Individual Defendants can be considered “independent.” It was a foregone conclusion that the Board of Hearst Argyle, or any committee thereof, would determine the consideration being offered in the Tender Offer was fair to the Company’s public shareholders. Indeed, defendant Hearst controls the Company’s Board. According to the Company’s public filings, Hearst has sufficient voting power to elect all but two members of the Company’s board of directors and effect transactions without the approval of the Company’s stockholders. Even the two directors that are elected by the Company’s Series A shareholders are nominated by Hearst through its Series B designees and control of Hearst-Argyle. As a result, since 1997, Hearst has controlled the nomination of defendants Pulver and Williams to the Company’s Board of Directors. Notably, both Pulver and Williams have been handsomely rewarded for the directorships, receiving more than $260,000 and $240,000, respectively, in compensation for the year ended December 31, 2007 as well as health insurance benefits.
     56. The Individual Defendants have breached their fiduciary and other common law duties owed to Plaintiffs and other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class.
     57. Plaintiffs seek preliminary and permanent injunctive relief and declaratory relief preventing Defendants from inequitably and unlawfully depriving Plaintiffs and the Class of their rights to realize a full and fair value for their stock at a premium over-the-market price and to compel defendants to carry out their fiduciary duties to maximize shareholder value.
     58. Only through the exercise of this Court’s equitable powers can Plaintiffs and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.
     59. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to Plaintiffs and the members of the Class and will not only prevent the sale of Hearst-Argyle at a substantial premium, but will facilitate the sale at an unfair price to a pre-

ordained buyer, all to the irreparable harm of Plaintiffs and other members of the Class.
     60. Plaintiffs and the Class have no adequate remedy at law.
COUNT I
BREACH OF FIDUCIARY DUTY BY ALL INDIVIDUAL DEFENDANTS
     61. Plaintiffs repeat and re-allege each allegation set forth herein.
     62. The Individual Defendants have violated the fiduciary duties of care and to the public stockholders of Hearst-Argyle.
     63. Plaintiffs and the Class will suffer irreparable injury as a result of the Individual Defendants’ actions.
     64. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiffs and the Class, and may consummate the Tender Offer, which will disenfranchise the Plaintiffs and the Class, prevent the Plaintiffs and the Class from receiving the best price, and/or prevent the Tender Offer from being reviewed under entire fairness, all to the irreparable harm of Plaintiffs and the Class, as aforesaid.
     65. Plaintiffs and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiffs and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.
COUNT II
AIDING AND ABETTING BREACH OF FIDUCIARY DUTIES
     66. Plaintiffs repeat and re-allege each of the foregoing allegations.
     67. Defendant Hearst has aided and abetted the Individual Defendants in their breaches of fiduciary duty. As participant in the proposed Tender Offer, defendant Hearst is aware of the Individual Defendants’ breaches of fiduciary duties and in fact actively and knowingly encouraged and participated in said breaches in order to obtain the substantial financial benefits that the Tender Offer would provide at the expense of Hearst-Argyle’s stockholders.
WHEREFORE, Plaintiffs pray for judgment, as follows:
     A. determining that this action is a proper class action, and that Plaintiffs are proper class representative and appointing Plaintiffs’ Counsel as Class Counsel;
     B. enjoining Defendants, temporarily and permanently, from taking any steps necessary to accomplish or implement the acquisition of Hearst-Argyle including the Tender Offer pending a proper sale process unimpaired by improper provisions;
     C. declaring that the proposed Tender Offer is in breach of the fiduciary duties of the defendants and, therefore, any agreement arising therefrom is unlawful and unenforceable;
     D. to the extent, if any, that the Tender Offer complained of is consummated prior to the entry of final judgment, rescinding the transaction or awarding damages to the Class;
     E. requiring defendants to fully disclose all material information regarding the Tender Offer;
     F. awarding Plaintiffs and the Class pre- and post-judgment interest at the statutory rate;
     G. enjoining, temporarily and permanently, any material transactions or changes to Hearst-Argyle’s business and assets unless and until a proper process is conducted to evaluate Hearst-Agryle’s strategic alternatives;
     H. awarding to Plaintiffs the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiffs’ attorneys and experts; and
     I. granting such other and further relief as the Court deems appropriate.

Dated: April 28, 2009

BULL & LIFSHITZ, LLP

/s/ Peter D. Bull Peter D. Bull
Joshua M. Lifshitz
18 East 41st Street
New York, New York 10017
(212) 213-6222

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